# Risks of Investing

THE PURCHASE OF NOTES IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OF ALL OF YOUR MONEY. THE PURCHASE OF NOTES IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS. SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

**You Might Lose Some or All of Your Money:** When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to pay you back depends on many factors, including some beyond our control. Nobody guarantees that you will receive any payments and you might lose some or all of your money.

**Risks from Covid-19:** As a result of the COVID-19 pandemic, the world economy suffered the sharpest and most severe slowdown since the Great Depression. Although some segments of the economy have recovered, others have not. Moreover, the recovery has been fueled by enormous deficit spending by the Federal government and historic actions by the Federal Reserve to provide liquidity. The lingering effects of COVID-19 and enacted monetary policies will affect the economy in a number of ways, both positively and negatively. Neither we nor anyone else knows for certain what long-term effects the pandemic will have on this business, if any.

**Risks of Real Estate Industry:** Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other Acts of God, some of which can be uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; international crises. In the event of a downturn in the real-estate market, the Company might be unable to pay the Notes.

**Real Estate Is an Illiquid Investment:** Real estate is much harder to sell than, say, a publicly-traded stock. As a result, our ability to sell any property that we purchase could be relatively limited.

**The Notes are not Guaranteed:** No individual is guaranteeing the Notes. Investors can look solely to the value of the property and the success of the project for repayment.

**Inadequacy of Collateral and Other Security:** If the Company defaults, Investors will have the right to foreclose on and sell the property. However, there is no assurance that the property will be worth enough to repay the Notes.

**Property Value Could Decrease:** The value of the property could decline, perhaps significantly. Factors that could cause the value of property to decline include, but are not limited to:

- Changes in interest rates
- Competition from new construction
- Changes in national or local economic conditions
- Changes in zoning
- Environmental Contamination or liabilities
- Changes in local market conditions
- Fires, floods, and other casualties
- Uninsured losses
- Undisclosed defects in property
- Incomplete or inaccurate due diligence

**Costs of Collections:** In the event of a default, Investors may add any collection costs, including reasonable attorneys' fees, to the balance of the Notes. However, there is no assurance that Investors will be able to collect the full amount.

**Construction Risks:** Our business plan may involve major renovations of property. Construction carries its own risks, with delays and cost overruns all too common. There is no guarantee that we will be able to complete the renovations on time and on budget.

**Uninsured Losses:** The company will carry insurance against certain risks, but some risks cannot be insured at affordable premiums, and there is no assurance that the insurance we carry will be adequate. A significant uninsured loss could cause the project to fail.

**Incomplete Due Diligence:** The Company engaged in what it believes to be satisfactory due diligence with respect to the property, but due diligence is as much an art as a science and there is no guarantee that our due diligence revealed all the information about the property. If the materials provided to the Company are inaccurate, for example, or if the due diligence process fails to detect material facts that impact the value determination, the Company could make mistakes in the underwriting process.

**Inability to Foreclose on Entity Ownership:** As part of their collateral, Investors have a security interest in the ownership interests of the Company itself. However, the laws of many states, including Florida, limit the rights of creditors with respect to ownership interests in limited liability companies.

**No Market for the Notes; Limit on Transferability:** There are at least four obstacles to selling or otherwise transferring your Note.

- There will be no public market for your Note, meaning you could have a hard time finding a buyer.
- Under the Note Indenture, your Note may not be transferred without our consent, which we may withhold in our sole discretion.
- If we do consent to the sale of the Note, we have the first right of refusal to buy it. Our first right of refusal could make the Note more difficult to sell.
- By law, you may not sell your Note unless it is registered under applicable securities statutes or the transfer is eligible for exemption from registration.

Taking all of the above into account, you should plan to own your Note through its maturity.

**Prepayments Could Reduce Your Net Return:** We have the right to prepay your Note at any time, which could reduce the total return you expected when you bought it. For example, suppose you buy a $100 Note bearing interest at 10% with a one-year term. You expect to receive $10 of interest. But if we prepay the Note after six months you will only receive $5 interest.

**Environmental Risks:** Under Federal and State laws, moreover, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owners knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic, and could impair our ability to repay the Notes.

**Risks Associated with Foreclosure Laws:** Foreclosure laws and methods vary from state to state. Many states require long processing periods or a court decree before a mortgaged property may be sold or otherwise foreclosed upon. Further, statutory rights to redemption and the effects of anti-deficiency and other laws may limit the ability for the Company to timely recover the value of its loan if a Borrower defaults.

**Investors Can't Pursue Collection Actions or Contact Borrowers:** Investors will not be allowed to pursue collection actions against Borrowers, or even contact Borrowers. Instead, all collection action will be in the hands of a single representative.

**The Company Might Compromise Underlying Loans:** The representative appointed by Investors will have the right to modify, compromise, or even write off the Notes, without the consent or input of Investors.

**The Company Might Become Bankrupt:** If the Company files for bankruptcy protection, Investors could face significant delays and incur significant legal costs in enforcing the terms of the Notes. Ultimately Investors should recover at least a portion of the amount owed to them and could recover it all, depending on the value of the underlying collateral (*i.e.,* real estate, equipment, etc.). However, bankruptcy courts have broad powers to permit sale of a debtor's assets free of liens, to compel creditors to accepts amounts that are less than the balance due under the loan, and to permit the borrower to repay the loan over a term which may be substantially longer than the original term of the loan. All these factors may reduce the Company's recovery and ultimately the amount paid to Investors.

**The Company Has No Credit Rating from Moody's or Standard & Poor's:** Credit rating agencies, notably Moody's and Standard & Poor's, assign credit ratings to debt issuers. These ratings are intended to help investors gauge the ability of the issuer to repay the loan. The Company has not been rated by either Moody's or Standard & Poor's. Consequently, investors have no objective measure by which to judge the creditworthiness of the Company.

**Lack of Cash to Pay Tax Liability:** We intend to treat the Notes as having "original issue discount" for Federal income tax purposes. As a result, an investor holding a Note will generally be required to accrue (and pay tax on) interest income even if the Company fails to pay the interest, leaving the investor out-of-pocket by the amount of tax.

**Conflicts of Interest:** Conflicts of interest could arise between the Company and Investors. For Example:

- Principals of the Company have been, are, and will be engaged in other real estate projects in the same vicinity as this project, in effect competing with this project for buyers and tenants.
- An Investor could want the principals of the Company to spend more time and resources on this project, but they will simultaneously be pursuing a variety of other business activities.

**Lack of Ongoing Information:** While we will provide you with periodic statements concerning repayments with respect to the Notes, you will not receive the same information you would from a public company.

**No Registration Under Securities Laws:** Neither the Company nor the Notes will be registered with the Securities and Exchange Commission or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

**Incomplete Offering Information:** The Notes are being offered pursuant to Reg CF, which does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as public offering of securities. Although we have tried to provide all the information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

**Trust Indenture Act of 1939 Not Incorporated in Note Indenture:** When bonds are sold in a public offering, they are typically subject to the Trust Indenture Act of 1939 (the "TIA"), which generally requires (i) the appointment of an independent trustee to act on behalf of the holders of the debt instruments, (ii) the approval of the terms of the indenture by the SEC, and (iii) certain terms and conditions to protect investors. The Company is issuing the Notes in reliance on an exemption from the TIA. Hence, the provisions of the TIA are not applicable to, and are not incorporated into, the Note Indenture.

**No Independent Trustee:** The Company has not appointed a bank or other institution to serve as the trustee of the Trust, or as the representative of Investors under the Note Indenture, although it might do so in the future. Instead, Investors will have the right to designate their own trustee and representative in the event of a default.

**Breaches of Security:** It is possible that our systems would be "hacked", leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

**The Note Indenture Limits Investors Rights:** The Note Indenture Limits your rights in some important respects. For example:

- Upon a default, you will not be permitted to initiate collection action on your own. Instead, a single representative will control all collection action on behalf of all Investors. You will be deemed to have granted a power of attorney to the representative to pursue your claims, even if you didn't vote for that particular representative.
- The Notes may be modified if the Company and investors holding a majority of the Notes, measured by original principal amount, agree to a modification.
- The Note Indenture limits your right to sue the representative appointed by Investors.

- Disputes under the Notes or the Note Indenture will be governed by New York State law and handled in New York State courts.

**No Legal Opinion:** Unlike many lenders in commercial real estate financings you will not receive a legal opinion that the Issuer is properly formed, validly existing, or that the Notes, Note Indenture, or any other documents are enforceable against the issuer. This does not mean that they are unenforceable, but rather, that you do not have a lawyer or law firm providing you a formal opinion that the loan documents are enforceable against the issuer.

**Subordination:** The Issuer's obligation to repay your loan is secondary to other debts of the Issuer. Until those other debts are repaid, you are very unlikely to be repaid. This is true both in the case of interest payments on an ongoing basis, where other creditors will receive their interest payments before you and repayments of principal, whether from a capital event (i.e. sale or refinancing of an asset) or from any other source. In some cases, this could mean that these other lenders are repaid the full amount of their loan and you are paid less than the full amount of your loan, or not at all.

**No Security Interest:** The repayment of your loan is not secured by any specific asset of the Issuer. In many cases, a lender will record a mortgage of make a UCC filing on a piece of collateral and in the event of a default under the loan documents the lender will typically be able to claim, take, or "foreclose on" possession of that piece of collateral in partial or full satisfaction of the loan, without necessarily needing to take other actions to attempt to recover the debt. While certain of the Issuer's other lenders have security in specific assets of the Issuer, you and the other holders of the Notes will not and will only have the general promise of the Issuer to repay the debt.

**Delayed Interest Accrual:** Interest on your note will not begin to accrue on the date of your note. Instead, interest will accrue when the Issuer receives the proceeds of your loan from escrow, unlike other investment opportunities that may be available, where returns may begin to be available more quickly. Crucially, the Issuer will only receive funds from escrow if it has reached the Target Amount and certain other conditions are met.

**Loan Servicer**: Lender acknowledges and agrees that: (a) from time to time, Borrower may appoint a servicer to collect and coordinate repayment of all principal and interest payments to the Holders, to give and to receive notices under this Note or the other Loan Documents, and to otherwise service the Loan and (b) any action which shall or may be taken or exercised by Borrower may be taken by such servicer with the same force and effect.

**THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING.**

**PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.**